Exhibit 99.1

Tencent Music Entertainment Group Announces First Quarter 2019 Unaudited Financial Results

SHENZHEN, China, May 13, 2019 /PRNewswire/ -- Tencent Music Entertainment Group ("Tencent Music", "TME", or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Financial Highlights

In the three months ended March 31, 2019:

•	Revenues were RMB5.74 billion (US$855 million), an increase of 39.4% year-over-year.

•	Operating profit was RMB1.15 billion (US$171 million), an increase of 22.9% year-over-year.

•	Net profit attributable to equity holders of the Company increased by 17.4% year over year to RMB987 million (US$147 million).

•	Non-IFRS net profit attributable to equity holders of the Company (excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net gains or losses from investments, and fair value change on puttable shares) increased by 14.9% year over year to RMB1.20 billion (US$179 million).

"We started 2019 with solid first quarter results and strong growth," stated Mr. Cussion Pang, Chief Executive Officer of Tencent Music. "Our businesses recorded healthy growth rates driven by product innovation, content diversification, and technological advancement. During the past few quarters, we constantly expanded our online music subscriber base while steadily increasing our subscriber retention rate. As our users increasingly consume music content through streaming services, we are riding on this trend to gradually transition into a pay-for-streaming model over the coming years.  We also strengthened our market leadership in music-centric social entertainment by focusing on product innovation and enhancing user experience through data analytics. We remain committed to investing in the provision of premium content as well as innovative product features. We believe that these investments will significantly enhance the level of user engagement for our services and sustain our long-term growth going forward."

Mr. Tony Yip, Chief Strategy Officer of Tencent Music, remarked, "In the first quarter of 2019, both online music and social entertainment services maintained a healthy growth trajectory. Regarding content development, we not only forged additional partnerships with industry-leading music labels but also strengthened cooperation with other labels to promote and distribute original soundtrack music for popular movies and TV shows. We added additional video and long-form audio formats to our content offering. For product development, we continued to launch social media initiatives and additional lite versions of our apps to attract a broader group of users. We also developed innovative ways for users to enjoy personalization by consistently improving our music content tagging process and analyzing our platform's data repository to better fulfill users' music tastes and preferences. All of these initiatives are strategic, long-term investments that will improve our user experience, attract more customers, and increase monetization capabilities going forward."

"We delivered solid financial results in the first quarter with revenues growing 39.4% year over year to RMB5.74 billion, while non-IFRS net profit attributable to equity holders of the Company reached RMB1.2 billion," commented Ms. Shirley Hu, Chief Financial Officer of Tencent Music. "We generated RMB926 million in operating cash flow in the quarter and as of March 31, 2019, the combined balance of the Company's cash and cash equivalents and term deposits amounted to RMB18.1 billion. Our strong profitability and cash flow enable us to continue investing in our products and content offering. These investments will help to expand our user base and improve user engagement, both of which are vital to our sustainable growth.  We are confident that such efforts will create long-term shareholder value as well as increase return on capital for investors."

Company and business Highlights

•	TME's key operating metrics[*] continue to grow across both online music and social entertainment services segments.

	1Q19	1Q18	YoY %
Mobile MAU - online music (million)	654	625	4.6%
Mobile MAU - social entertainment (million)	225	224	0.4%
Paying users - online music (million)	28.4	22.3	27.4%
Paying users - social entertainment (million)	10.8	9.6	12.5%
Monthly ARPPU - online music (RMB)	8.3	8.4	(1.2%)
Monthly ARPPU - social entertainment (RMB)	127.5	99.5	28.1%

•	The Company continued to expand its industry-leading music library. As of March 31, 2019, the Company's music library included over 35 million tracks from domestic and international music labels.

•	In the first quarter of 2019, the Company further solidified its leadership in content offering through the following initiatives: (i) establishing a strategic partnership with SM Entertainment Group, a premier music label in Asia that owns one of the largest music repositories in Korea; (ii) forging partnerships with other music labels to promote the original soundtrack music of popular movies and TV shows; (iii) collaborating with the Company's music label joint venture partner to release a highly popular song, which was streamed several hundred million times ; and (iv) diversifying content offering through the addition of video content as well as long and short form audio content, including talk shows, audiobooks, comedy sketches, and movie review shows.

•	The Company continued to drive product innovation and technological advancement to further expand its monetization capabilities in the following ways: (i) launching the Grab the Mic feature to further improve user engagement on the WeSing app; (ii) utilizing more singing contest features to help emerging live streaming performers achieve better user-to-follower conversion rates; (iii) adding more audio settings including ones that mimic virtual surroundings; and (iv) enhancing music content tagging capabilities to increase the accuracy of recommendation algorithms.

[*] For the definitions of the above operating metrics, please refer to the introduction section in the Company's 20-F filed on April 19, 2019.

First quarter 2019 Financial Results

Revenues

Total revenues for the first quarter of 2019 increased by RMB1.62 billion, or 39.4%, to RMB5.74 billion (US$855 million) from RMB4.12 billion in the same period of 2018.

•	Revenues from online music services for the first quarter of 2019 increased by 28.0% to RMB1.61 billion (US$239 million) from RMB1.25 billion in the same period of 2018, which was mainly driven by increased revenues from (i) user subscriptions; (ii) sublicensing music content to other companies, including third-party music platforms and Tencent Group; and (iii) sales of digital music albums. Revenue from paid music through sales of subscription packages was RMB710 million (US$106 million), up from RMB565 million in the first quarter of 2018.

•	Revenues from social entertainment services and others for the first quarter of 2019 increased by 44.3% to RMB4.13billion (US$616 million) from RMB2.86 billion in the same period of 2018, primarily driven by revenue growth in both online karaoke and live streaming services. The Company expanded its paying user base by 12.5% and increased ARPPU by 28.1% in the first quarter of 2019, compared to the same period of 2018.

Cost of Revenues

Cost of revenues for the first quarter of 2019 increased by 52.2% to RMB3.70 billion (US$552 million) from RMB2.43 billion in the same period of 2018, primarily due to the increase in content fees and revenue sharing fees. The increase in content fees was mainly attributable to the increase in both market price and amount of music content licensed from music labels and other content partners, as well as increased investments in the production of high-quality original music content. The increase in revenue sharing fees reflected the growth in the Company's social entertainment services and the higher percentage of revenue contribution from professionally generated content providers.

Gross Profit

Gross profit for the first quarter of 2019 increased by 20.8% to RMB2.03 billion (US$303 million) from RMB1.68 billion in the same period of 2018. Gross margin was 35.4% for the first quarter of 2019.

Operating Expenses for the Period

Total operating expenses for the first quarter of 2019 increased by RMB229 million, or 28.3%, to RMB1.04 billion (US$155 million) from RMB810 million in the same period of 2018. The ratio of operating expenses over revenue improved to 18.1% in the first quarter from 19.7% in the first quarter of 2018.

•	Selling and marketing expenses for the first quarter of 2019 were RMB437 million (US$65 million), representing an increase of 20.1% year-over-year from RMB364 million in the same period of 2018. The increase was primarily due to increased spending to promote the Company's brands, products, and content offering.

•	General and administrative expenses for the first quarter of 2019 were RMB602 million (US$90 million), representing an increase of 35.0% year-over-year from RMB446 million in the same period of 2018. The increase was mainly attributable to higher employee benefit expenses, resulting from the increase in the scale and salary level of the Company's personnel.

Operating profit for the Period

Operating profit increased by 22.9% to RMB1.15 billion (US$171 million) in the first quarter of 2019 from RMB933 million in the same period of 2018.

Net Profit and Non-IFRS Net profit for the Period

Net profit attributable to equity holders of the Company for the first quarter of 2019 was RMB987 million (US$147 million), compared to RMB841 million in the same period of 2018. Non-IFRS net profit attributable to equity holders of the Company was RMB1.20 billion (US$179 million) for the first quarter of 2019, compared to RMB1.05 billion in the same period of 2018. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.61 (US$0.09) and RMB0.59 (US$0.09), respectively, for the first quarter of 2019. Excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net losses from investments, and fair value change on puttable shares, non-IFRS basic and diluted earnings per ADS were RMB0.74 (US$0.11) and RMB0.72 (US$0.11), respectively, for the first quarter of 2019. During the first quarter of 2019, the Company had weighted averages of 1.62 billion basic and 1.67 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash Flow

Net cash provided by operating activities for the first quarter of 2019 was RMB926 million (US$138 million), compared to RMB74 million of cash provided by operating activities during the same period of 2018.   Net cash used in investing activities for the first quarter of 2019 was RMB3.41 billion (US$508 million), compared to RMB322 million during the same period of 2018.  The Company invested RMB3.4 billion (US$507 million) in term deposits during the first quarter of 2019.

Cash and Cash Equivalents

As of March 31, 2019, the combined balance of the Company's cash and cash equivalents and term deposits amounted to RMB18.10 billion (US$2.70 billion), compared to RMB17.36 billion as of December 31, 2018. The increase in cash and cash equivalents was primarily due to cash flow generated from operations of RMB926 million (US$138 million). The Company's cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.7112 to 1 on March 29, 2019, and 6.8755 to 1 on December 31, 2018.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, May 13, 2019, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, May 14, 2019, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	1950032

The replay will be accessible through May 20, 2019, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10130638

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 29, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company use non-IFRS net profit for the year/period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the year/period. Tencent Music believe that non-IFRS net profit for the year/period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the year/period should not be considered in isolation or construed as an alternative to operating profit, net profit/loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the year/period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the year/period represents profit for the year excluding a share-based accounting charge in respect of the issuance of ordinary shares to music label partners, share-based compensation expenses, net loss from investments, amortization of intangible and other assets resulting from the business combinations, and fair value change on liabilities of puttable shares.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the year/period to its net profit/loss for the year/period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
ir@tencentmusic.com
+1 (646) 308-1736

Media Relations Contact
TME.PR@icrinc.com
+1 (646) 992-2986

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Online music services	1,254	1,520	1,605	239
Social entertainment services and others	2,862	3,877	4,131	616
	4,116	5,397	5,736	855
Cost of revenues	(2,433)	(3,561)	(3,703)	(552)
Gross profit	1,683	1,836	2,033	303

Selling and marketing expenses	(364)	(542)	(437)	(65)
General and administrative expenses	(446)	(810)	(602)	(90)
Total operating expenses	(810)	(1,352)	(1,039)	(155)
Interest income	37	100	144	21
Other gains/ (losses), net	23	(35)	9	1
Share-based payments in respect of issuance of ordinary shares to music label partners	-	(1,519)	-	-
Operating profit/(loss)	933	(970)	1,147	171

Share of profit/(loss) of investments accounted for using equity method	-	10	(5)	(1)
Finance Cost	(8)	(9)	(17)	(3)
Profit/(loss) before income tax	925	(969)	1,125	168

Income tax expense	(85)	94	(139)	(21)
Profit/(loss) for the period	840	(875)	986	147

Attributable to:
Equity holders of the Company	841	(876)	987	147
Non-controlling interests	(1)	1	(1)	(0)

Earnings/(loss) per share for Class A and Class B ordinary shares
Basic	0.28	(0.28)	0.30	0.05
Diluted	0.27	(0.28)	0.29	0.04

(Loss)/earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		(0.56)	0.61	0.09
Diluted		(0.56)	0.59	0.09

Shares used in earnings/(loss) per Class A and Class B ordinary share computation:
Basic	3,024,899,512	3,126,915,062	3,246,992,158	3,246,992,158
Diluted	3,107,233,621	3,126,915,062	3,346,787,749	3,346,787,749

ADS used in(loss)/ earnings per ADS computation
Basic		1,563,457,531	1,623,496,079	1,623,496,079
Diluted		1,563,457,531	1,673,393,874	1,673,393,874

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
	(in millions, except per share data)
Profit/(loss) for the period	840	(875)	986	147
Adjustments:
Amortization of intangible and other assets arising from business combinations*	59	70	72	11
Share-based compensation	132	142	134	20
Share-based payments in respect of issuance of ordinary shares to music label partners**	-	1,519	-	-
Losses/(gains) from investments	5	52	(1)	-
Fair value change on puttable shares ***	8	9	9	1
Non-IFRS net profit	1,044	917	1,200	179

Attributable to:
Equity holders of the Company	1,045	916	1,201	179
Non-controlling interests	(1)	1	(1)	(0)

Earnings per share for Class A and Class B ordinary shares
Basic	0.35	0.29	0.37	0.06
Diluted	0.34	0.28	0.36	0.05

Earnings per ADS (2 Class A ordinary shares equal to 1 ADS)
Basic		0.59	0.74	0.11
Diluted		0.57	0.72	0.11

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,024,899,512	3,126,915,062	3,246,992,158	3,246,992,158
Diluted	3,107,233,621	3,220,376,823	3,346,787,749	3,346,787,749

ADS used in earnings per ADS computation:
Basic		1,563,457,531	1,623,496,079	1,623,496,079
Diluted		1,610,188,411	1,673,393,874	1,673,393,874

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent's acquisition of CMC in 2016, our acquisition of Ultimate Music in 2017, and our acquisition of certain subsidiaries in 2018, net of related deferred taxes.
** Represents the excess of the then fair value of the ordinary shares we issued to Warner Music Group and Sony Music Entertainment over the aggregate consideration the Company received in October 2018.
*** Represents the fair value changes on the put liability of certain shares issued in 2018.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2018	As at March 31, 2019
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	168	159	24
Intangible assets	1,763	1,684	251
Right-of-use assets	-	92	14
Goodwill	17,088	17,088	2,546
Investments accounted for using equity method	236	167	25
Financial assets at fair value through other comprehensive income	3,331	3,997	596
Other investments	217	217	32
Prepayments and deposits	901	825	123
Deferred tax assets	123	127	19
	23,827	24,356	3,629

Current assets
Inventories	35	20	3
Accounts receivable	1,483	1,841	274
Prepayments, deposits and other assets	1,823	2,150	320
Other investments	39	37	6
Short-term investments	42	22	3
Term deposits	-	3,400	507
Cash and cash equivalents	17,356	14,704	2,191
	20,778	22,174	3,304

Total assets	44,605	46,530	6,933

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	33,776	33,795	5,036
Other reserves	903	1,481	221
Retained earnings	3,040	4,027	600
	37,721	39,305	5,857
Non-controlling interests	51	48	7

Total equity	37,772	39,353	5,864

LIABILITIES
Non-current liabilities
Other payables and other liabilities	241	343	51
Deferred tax liabilities	354	340	51
Lease liability	-	59	9
	595	742	111

Current liabilities
Accounts payable	1,830	2,124	316
Other payables and other liabilities	2,742	2,555	381
Current tax liabilities	235	323	48
Lease liability	-	34	5
Deferred revenue	1,431	1,399	208
	6,238	6,435	959

TOTAL LIABILITIES	6,833	7,177	1,069

Total equity and liabilities	44,605	46,530	6,933

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	74	1,932	926	138
Net cash used in investing activities	(322)	(950)	(3,409)	(508)
Net cash provided by financing activities	2,855	4,886	16	2
Net increase/(decrease) in cash and cash equivalents	2,607	5,868	(2,467)	(368)
Cash and cash equivalents at beginning of the period	5,174	11,529	17,356	2,586
Exchange losses on cash and cash equivalents	(21)	(41)	(185)	(28)
Cash and cash equivalents at end of the period	7,760	17,356	14,704	2,191